Exhibit 99.2
ITEMIZED LIST OF EXPENSES INCURRED OR BORNE BY
OR FOR THE ACCOUNT OF THE REPUBLIC OF HUNGARY
IN CONNECTION WITH THE SALES OF THE NOTES
     The following are the estimated expenses incurred or borne by the Republic of Hungary in connection with the issuance and distribution of the Notes.

Registration Fee*	US$214,000.00
Miscellaneous Expenses	US$200,000.00
TOTAL	US$414,000.00

*Previously Paid